[OMM LETTERHEAD]

July 1 , 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re: Francesca’s Holdings Corporation
Amendment No. 3 to Form S-1
File Number 333-173581

Dear Mr. Reynolds:

Set forth below are the responses of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on May 24, 2011 and on June 14, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 2 to the Registration Statement filed on June 14, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 3 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

The Offering, page 6

1.	We note your disclosure that all information in the prospectus relating to the number of shares of your common stock to be outstanding immediately after the offering “excludes 2,416,446 shares of common stock issuable upon the exercise of options outstanding as of...” Please tell us if the 2,416,446 includes shares issued upon the exercise of options after April 30, 2011, as disclosed on page II-3.

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 135 to change the number of shares of common stock issuable upon the exercise of options to 2,372,687. The 2,372,687 amount takes into account shares issued upon the exercise of options after April 30, 2011 as disclosed on page II-3. The previously disclosed number of 2,416,446 did not take into account such shares.

Use of Proceeds, page 40

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

2.	Please revise the statement that the underwriters will receive “a portion of the net proceeds” in repayment of the credit facility to clarify that all of the proceeds used to repay the credit facility will be paid to the underwriters.

In response to the Staff’s comment, the Company has revised its disclosure on page 40.

Management’s Discussion and Analysis, page 50

Results of Operations, page 55

Thirteen Weeks Ended April 30, 2011 Compared to Thirteen Weeks Ended May 1, 2010, page 56

3.	We note that the net sales increase of $15.8 million was attributable to a $3.2 million increase from comparable boutique sales, $4.4 million increase from non-comparable boutique stores that opened in the thirteen weeks ended April 30, 2011, and $0.3 million increase from higher e-commerce sales. For each comparative period presented, please revise to provide a narrative discussion of the extent to which the increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56, 58 and 60. The Company respectfully advises the Staff that the increase in net sales resulted primarily from increases in transaction count which in turn was attributable to new boutique openings.

Liquidity and Capital Resources, page 63

Cash Flow, page 63

Investing Activities, page 65

4.	We note on page 66 that you anticipate the average cost of leasehold improvements, furniture and fixtures for new boutiques planned to open in fiscal year 2011 will be approximately $181,000 per boutique, before tenant allowances of approximately $70,000. We further note that you opened 42 boutiques during the thirteen weeks ended April 30, 2011 (page 56) and that your total capital expenditures were approximately $6.2 million, or approximately $147,000 per store. Please revise to include disclosure of the effects of tenant allowances on your capital expenditures for the thirteen weeks ended April 30, 2011 similar to that which you provide on page 66 for fiscal 2010. Also revise to include a discussion of the differences between the average capital expenditures for new boutiques for the thirteen months ended April 30, 2011 compared to your estimated average cost for fiscal 2011.

In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 66.

Business, page 83

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

5.	We reissue comment 13 of our letter dated June 9, 2011 in part. Please revise to clarify what you mean that your projected tenant allowances are “based on the real estate industry practices of the past twenty years.” It is unclear, for example, whether you mean that landlords have offered similar levels of tenant allowances for the past twenty years, adjusted for inflation. Please clarify, for example, if the tenant allowances received the Company in the past two years is consistent with those over a longer period, or whether a weaker retail and commercial real estate environment have provided greater than normal tenant allowances. On page 20, you indicate you have been able to negotiate favorable tenant allowances in the past few years due to the economy. Thus, it is unclear why you believe you will continue to receive such favorable tenant allowances in the future if the economy recovers.

In response to the Staff’s comment, the Company has revised its disclosure on page 86.

Certain Relationships and Related Party Transactions, page 129

Index to Consolidated Financial Statements, page F-1

6.	Please present an unaudited consolidated statement of changes in shareholders’ deficit for the period from the latest fiscal year end of January 29, 2011 to the interim balance sheet date of April 30, 2011.

In response to the Staff’s comment, the Company has revised its disclosure on page F-4.

Notes to Unaudited Consolidated Financial Statements, page F-5

1. Summary of Significant Accounting Policies, page F-5

7.	Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised its disclosure on page F-7.

Exhibits

8.	We partially reissue comment 19 of our letter dated June 9, 2011. Please advise us whether perfection certificate for your credit agreement filed as Exhibit 10.2 has been executed and whether it will be filed as an exhibit or part of a revised Exhibit 10.2.

The Company respectfully acknowledges the Staff’s comment and has filed the executed perfection certificate with the Amendment No. 3 as part of a revised Exhibit 10.2. The Company respectfully advises the Staff that it has applied for confidential treatment with respect to certain portions of the perfection certificate.

Comment 9 of Staff letter dated June 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

We refer to comment 9 of the Staff’s letter dated June 9, 2011 whereby the Staff requested that the Company provide a discussion of the significant factors contributing to the estimated IPO price being substantially in excess of the December 2010 per share price of $10.19.

The Company currently expects the IPO price to be in the range of $14.00 to $16.00 per share. The primary reason that the expected IPO price range is greater than the grant date fair values is the Company’s continued growth, both in terms of its boutique base and financial performance. Specific factors that contribute to the difference between the fair value of those grants and the estimated initial public offering price are:

•

An increase in the Company’s equity value that occurred subsequent to the date of the grants but prior to the initial public offering based on the Company’s increased earnings and cash flows. For example, the Company’s net sales increased 62.4%, or $15.8 million, to $41.3 million, for the thirteen weeks ended April 30, 2011 from $25.4 million for the thirteen weeks ended May 1, 2010. Further, the Company’s net sales increased 70.3%, or $55.8 million, to $135.2 million in fiscal year 2010 from $79.4 million in fiscal year 2009. The Company’s net income also increased substantially during each of those periods. The Company’s net income increased 146.3%, or $2.3 million, to $3.9 million in the thirteen weeks ended April 30, 2010 from $1.6 million in the thirteen weeks ended May 1, 2010. In addition, the Company’s net income increased 59.3%, or $6.3 million, to $16.9 million in fiscal year 2010 from $10.6 million in fiscal year 2009. The Company’s cash generation has also increased substantially. The Company’s net cash provided by operating activities increased $5.4 million, to $8.0 million, in the thirteen weeks ended April 30, 2011 from $2.6 million in the thirteen weeks ended May 1, 2010. In addition, the Company’s net cash provided by operating activities increased $7.7 million, to $21.0 million, in fiscal year 2010 from $13.3 million in fiscal year 2009.

•

The continued growth in the Company’s boutique base following the grant dates. From January 30, 2010 to January 29, 2011 the Company increased its boutique base from 147 boutiques to 207 boutiques. In the first quarter of fiscal year 2011, the Company added an additional 42 boutiques.

•

Increased comparable boutique sales following the grant dates. The Company’s comparable boutique sales increased 14.7%, or $3.2 million, for the thirteen weeks ended April 30, 2011 compared to the thirteen weeks ended May 1, 2010. In addition, the Company’s comparable boutique sales increased $10.5 million in fiscal year 2010.

•

Recent improvements in the Company’s margins. The Company’s gross margin increased 260 basis points to 52.4% for the thirteen weeks ended April 30, 2011 from 49.8% for the thirteen weeks ended May 1, 2010.

•	The Company’s expanding geographic footprint which allows it to reach new markets and customers and also helps to drive its e-commerce sales.

•

Management’s continuing successful execution of our growth strategy as evidenced by the Company’s strong results of operations for the first quarter of fiscal year 2011 (which results were in excess of expectations).

•	The Company’s improved expectations regarding future performance, which expectations are based on its recent growth and financial performance.

•	A shift to higher price point offerings in our accessories and gift categories during the first quarter of fiscal year 2011.

•

The Company believes that the valuation methodology used to determine the grant date fair value at December 1, 2010, because it relied on the probability-weighted expected return method, resulted in a lower grant date fair value than if the Company had only used the “IPO Scenario” to determine the grant date fair value at December 1, 2010. See “—2010 Stock Incentive Plan” on

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

pages 78 and 79 of Amendment No. 3 for more information regarding the valuation methodology used with respect to the December 2010 grants.

•	Higher market multiples of the Company’s peers as compared to the grant dates.

The Company currently estimates that it will issue and sell 3,333,333 shares of common stock in the IPO (excluding sales by the selling stockholders). A capitalization table and dilution tables based on the estimated number of shares to be offered and sold by the Company at $15.00 per share, the midpoint of the currently expected price range, follow:

CAPITALIZATION

The following table sets forth the Company’s cash, cash equivalents and capitalization as of April 30, 2011 on:

•	an actual basis; and

•	a pro forma as adjusted basis to give effect to the following:

•

the sale by the Company of shares of common stock in the offering at an assumed initial public offering price of $15.00 per share, the midpoint of the currently expected price range, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company; and

•

the use of the net proceeds the Company receives from the offering, together with $50.0 million of indebtedness under a new revolving credit facility, to repay the Company’s existing senior secured credit facility in full.

	As of April 30, 2011
	Actual	Proforma Adjusted (1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$12,806	$12,778
Current portion of long-term debt	7,125	—
Long-term debt	85,500	50,000
Shareholders’ deficit:
Common stock - $.01 par value, 80.0 million shares authorized, actual; 40.5 million shares issued and outstanding at April 30, 2011, proforma; 43.8 million shares respectively	405	438
Additional paid-in capital	27,897	71,961
Accumulated deficit	(79,187)	(79,187)

Total shareholders’ deficit	$(50,885)	$(6,788)

Total capitalization	$41,740	$43,212

(1)	Assuming the number of shares offered by the Company, as estimated above, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company in connection with the offering, a $1.00 increase or decrease in the assumed initial offering price of $15.00 per share, the midpoint of the currently estimated price range, would increase or decrease the net proceeds from the offering available to the Company to prepay our existing senior secured credit facility and would increase or decrease cash and cash equivalents, additional paid-in capital, total shareholders’ deficit and total capitalization by $3.33 million.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

DILUTION

The following table illustrates the per share dilution to new investors purchasing shares of the Company’s common stock in the offering:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of April 30, 2011	($1.26)
Increase in net tangible book value per share attributable to new investors purchasing shares in the offering	$1.10

Pro forma net tangible book value per share after the offering (without giving effect to the refinancing)		($0.15)

Dilution per share to new investors		$15.15

The following table summarizes, as of April 30, 2011, as adjusted to give effect to the offering, the difference between the number of shares of our common stock purchased from the Company, the total consideration paid to the Company, and the average price per share paid by existing stockholders and by new investors, at an assumed initial public offering price of $15.00 per share, the midpoint of the currently estimated price range, before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company in connection with this offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	40,483,985	92%	$221,704,420	82%	$5.48
New investors in this offering	3,333,333	8%	49,999,995	18%	15.00

Total	43,817,318		$271,704,415

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2011

If you have any questions regarding this Amendment No. 3 or the responses contained in this letter, please call the undersigned at (212) 408-2456.

Sincerely,

/s/ Sung Pak
Sung Pak of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission Steve Lo John Archfield Edwin Kim Pamela Howell

Francesca’s Holdings Corporation John De Meritt Kal Malik